SHANGRI-LA ASIA LIMITED
(incorporated in Bermuda with limited liability)
香格里拉(亞洲)有限公司

15 June 2004

BY COURIER

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Dear Sirs,

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose a copy of our Company's announcement dated 14 June 2004 as published in the South China Morning Post in Hong Kong on 15 June 2004 for your records.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

Irene Ko

Irene Ko
Company Secretary

dw 6/17

IK/cw

Encl.

c.c. Clifford Chance
- Mr. Jonathan Zonis

J P Morgan
- Ms. Tintin Subagyo

E\cw\sa\loan-JiaAo\ltr-sx.doc.3

KERRY PROPERTIES LIMITED

(Incorporated in Bermuda with limited liability)

嘉里建設有限公司*

website: http://www.kerryprops.com

(Stock Code: 00683)

SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉(亞洲)有限公司*

website: http://www.ir.shangri-la.com

(Stock Code: 00069)

CONNECTED TRANSACTIONS

The directors of KPL and SA announce that on 14 June 2004, KPL and SA granted the KPL Guarantees and the SA Guarantees, respectively, in favour of the Bank to secure the liabilities of Beijing Jia Ao in respect of the BJA Facility under the BJA Loan Agreement and the liabilities of BKCH in respect of the BKCH Facility under the BKCH Loan Agreement, respectively.

Each of Beijing Jia Ao and BKCH is owned as to 95% by KBGH (which is in turn owned indirectly as to 75% by KPL and 25% by SA) and 5% by Bei Ao which is not connected with the directors or substantial shareholders or chief executives of KPL and SA or their respective subsidiaries or their respective associates.

As at the date of this announcement, KHL is interested in 751,042,097 KPL Shares as disclosed under the SFO, representing approximately 62.84% of the issued KPL Shares of 1,195,156,792 and is a substantial shareholder of KPL. SA, as an associated company of KHL, is an associate of KHL under the Listing Rules and is therefore a connected person of KPL. As each of Beijing Jia Ao and BKCH is a non wholly-owned subsidiary of KPL where SA is entitled to exercise 23.75% of the voting power at any general meeting of each of Beijing Jia Ao and BKCH, each of Beijing Jia Ao and BKCH is a connected person of KPL under rule 14A.11(5) of the Listing Rules. Accordingly, the granting of the KPL Guarantees by KPL for the benefit of Beijing Jia Ao and BKCH respectively constitutes connected transactions for KPL pursuant to rule 14A.13(3) of the Listing Rules.

As at the date of this announcement, KHL is interested in 1,069,240,245 SA Shares as disclosed under the SFO, representing approximately 45.21% of the issued SA Shares of 2,365,261,271 and is a substantial shareholder of SA. KPL, as a subsidiary of KHL, is an associate of KHL under the Listing Rules and is therefore a connected person of SA. Each of Beijing Jia Ao and BKCH is also an associate of KHL by virtue of its being a non-wholly owned subsidiary of KPL, and is therefore a connected person of SA. Accordingly, the granting of the SA Guarantees by SA for the benefit of Beijing Jia Ao and BKCH respectively constitutes connected transactions for SA pursuant to rule 14A.13(3) of the Listing Rules.

As the total guarantee amounts under the KPL Guarantees are within the exemption in respect of connected transactions under rule 14A.66(2)(a) of the Listing Rules, details of the KPL Guarantees are required to be disclosed by way of this announcement and will be included in the next published annual report and accounts of KPL in accordance with rule 14A.45 of the Listing Rules.

As the total guarantee amounts under the SA Guarantees are within the exemption in respect of connected transactions under rule 14A.66(2)(a) of the Listing Rules, details of the SA Guarantees are required to be disclosed by way of this announcement and will be included in the next published annual report and accounts of SA in accordance with rule 14A.45 of the Listing Rules.

THE LOAN AGREEMENTS AND THE GUARANTEES

	the BJA Loan Agreement	the BKCH Loan Agreement
Date:	14 June 2004	14 June 2004
Parties:		
(a) Lender:	the Bank	the Bank
(b) Borrower:	Beijing Jia Ao	BKCH
the Facilities:	a 3-year term loan facility of US$28,000,000 (approximately HK$218,400,000)	a 3-year term loan facility of US$23,800,000 (approximately HK$185,640,000)
Purpose:	to repay shareholders' loans advanced to Beijing Jia Ao and the related interests and expenses	to repay shareholders' loans advanced to BKCH and the related interests and expenses

	the KPL Guarantees	the SA Guarantees
Date:	14 June 2004	14 June 2004
Parties:		
(a) Creditor:	the Bank	the Bank
(b) Guarantor:	KPL	SA
the Guarantees:	(a) guaranteeing the repayment of 71.25% of the monies (up to US$19,950,000 (approximately HK$155,610,000)) owed by Beijing Jia Ao to the Bank in respect of the BJA Facility under the BJA Loan Agreement, and the related interests and expenses; and	(a) guaranteeing the repayment of 23.75% of the monies (up to US$6,650,000 (approximately HK$51,870,000)) owed by Beijing Jia Ao to the Bank in respect of the BJA Facility under the BJA Loan Agreement, and the related interests and expenses; and
	(b) guaranteeing the repayment of 71.25% of the monies (up to US$16,957,500 (approximately HK$132,268,500)) owed by BKCH to the Bank in respect of the BKCH Facility under the BKCH Loan Agreement, and the related interests and expenses	(b) guaranteeing the repayment of 23.75% of the monies (up to US$5,652,500 (approximately HK$44,089,500)) owed by BKCH to the Bank in respect of the BKCH Facility under the BKCH Loan Agreement, and the related interests and expenses

REASONS FOR GRANTING THE GUARANTEES

KPL and SA are required to give the Guarantees as one of the conditions of the availability of the Facilities to Beijing Jia Ao and BKCH under the terms of the respective Loan Agreements.

The directors of KPL consider that the granting of the KPL Guarantees by KPL is in the commercial interest of KPL and the provision of proportionate several guarantee by KPL is in the corporate benefit of KPL in that Beijing Jia Ao and BKCH can obtain their own banking facilities.

The directors of SA consider that the granting of the SA Guarantees by SA is in the commercial interest of SA and the provision of proportionate several guarantee by SA is in the corporate benefit of SA in that Beijing Jia Ao and BKCH can obtain their own banking facilities.

INFORMATION ON THE KPL GROUP, THE SA GROUP, BEIJING JIA AO AND BKCH

The KPL Group is principally engaged in (1) property development and investment in Hong Kong, the PRC and the Asia Pacific region; (2) logistics, freight, warehouse ownership and operations; and (3) infrastructure-related investment in Hong Kong and the PRC.

The SA Group is principally engaged in the ownership and operation of hotels and associated properties and the provision of hotel management and related services. SA's subsidiaries are also the registered proprietors of various trademarks and service marks in various countries, including the brand names "Shangri-La", "Traders", "Rasa", "Summer Palace" and "Shang Palace" and related devices and logos.

Beijing Jia Ao is principally engaged in its property investment project, the "Beijing Kerry Centre", which is situated at 1 Guang Hua Road, Chaoyang District, Beijing in the PRC.

BKCH is principally engaged in hotel ownership of "The Kerry Centre Hotel" which is situated at 1 Guang Hua Road, Chaoyang District, Beijing in the PRC.

CONNECTION BETWEEN THE PARTIES

Each of Bejing Jia Ao and BKCH is owned as to 95% by KBGH (which is in turn owned indirectly as to 75% by KPL and 25% by SA) and 5% by Bei Ao which is not connected with the directors or substantial shareholders or chief executives of KPL and SA or their respective subsidiaries or their respective associates.

As at the date of this announcement, KHL is interested in 751,042,097 KPL Shares as disclosed under the SFO, representing approximately 62.84% of the issued KPL Shares of 1,195,156,792 and is a substantial shareholder of KPL. SA, as an associated company of KHL, is an associate of KHL under the Listing Rules and is therefore a connected person of KPL. As each of Beijing Jia Ao and BKCH is a non-wholly owned subsidiary of KPL where SA is entitled to exercise 23.75% of the voting power at any general meeting of each of Beijing Jia Ao and BKCH, each of Beijing Jia Ao and BKCH is a connected person of KPL under rule 14A.11(5) of the Listing Rules. Accordingly, the granting of the KPL Guarantees by KPL for the benefit of Beijing Jia Ao and BKCH respectively constitutes connected transactions for KPL pursuant to rule 14A.13(3) of the Listing Rules.

As at the date of this announcement, KHL is interested in 1,069,240,245 SA Shares as disclosed under the SFO, representing approximately 45.21% of the issued SA Shares of 2,365,261,271 and is a substantial shareholder of SA. KPL, as a subsidiary of KHL, is an associate of KHL under the Listing Rules and is therefore a connected person of SA. Each of Beijing Jia Ao and BKCH is also an associate of KHL by virtue of its being a non-wholly owned subsidiary of KPL, and is therefore a connected person of SA. Accordingly, the granting of the SA Guarantees by SA for the benefit of Beijing Jia Ao and BKCH respectively constitutes connected transactions for SA pursuant to rule 14A.13(3) of the Listing Rules.

GENERAL INFORMATION

The directors of KPL, including two out of three of the independent non-executive directors of KPL who were contactable as at the date of this announcement, consider that the granting of the KPL Guarantees by KPL is on normal commercial terms, which are arrived at after arm's length negotiations between KPL and the Bank and are fair and reasonable, and in the interests of the shareholders of KPL as a whole.

The directors of SA, including the independent non-executive directors of SA, consider that the granting of the SA Guarantees by SA is on normal commercial terms, which are arrived at after arm's length negotiations between SA and the Bank and are fair and reasonable, and in the interests of the shareholders of SA as a whole.

As the total guarantee amounts under the KPL Guarantees are within the exemption in respect of connected transactions under rule 14A.66(2)(a) of the Listing Rules, details of the KPL Guarantees are required to be disclosed by way of this announcement and will be included in the next published annual report and accounts of KPL in accordance with rule 14A.45 of the Listing Rules.

As the total guarantee amounts under the SA Guarantees are within the exemption in respect of connected transactions under rule 14A.66(2)(a) of the Listing Rules, details of the SA Guarantees are required to be disclosed by way of this announcement and will be included in the next published annual report and accounts of SA in accordance with rule 14A.45 of the Listing Rules.

As at the date of this announcement, the directors of KPL are Messrs. Ang Keng Lam+, Wong Siu Kong+, Ho Shut Kan+, Ma Wing Kai, William+ and Lau Ling Fai, Herald#, Mrs. Lee Pui Ling, Angelina# and Mr. Christopher Roger Moss#, O.B.E. and the directors of SA are Messrs. Kuok Khoon Loong, Edward+, Ye Longfei+, Giovanni Angelini+, Lui Man Shing+, Ng Si Fong, Alan+, Ho Kian Guan@, Lee Yong Sun@, Roberto V. Ongpin@, Alexander Reid Hamilton#, Tow Heng Tan# and Timothy David Dattels#, Madam Kuok Oon Kwong@ and Mr. Ho Kian Cheong@ (alternate to Mr. Ho Kian Guan).

\+ *executive director*
@ *non-executive director*
\# *independent non-executive director*

DEFINITIONS

"associate"	has the meaning ascribed to it in the Listing Rules;
"Bank"	Bank of China, Beijing Branch;
"Bei Ao"	北京北奧有限責任公司 (Beijing Bei Ao Inc.), a company incorporated in the PRC;
"Beijing Jia Ao"	北京嘉奧房地產開發有限公司 (Beijing Jia Ao Real Estate Development Co., Ltd.), a sino-foreign equity joint venture enterprise established in Beijing in the PRC, in which KPL and SA have an indirect interest of 71.25% and 23.75%, respectively, and Bei Ao has a direct interest of 5%;
"BJA Facility"	a 3-year term loan facility of US$28,000,000 (approximately HK$218,400,000) made available by the Bank to Beijing Jia Ao upon the terms and conditions as set out in the BJA Loan Agreement;

"BJA Loan Agreement"	the loan agreement entitled "外幣借款合同" dated 14 June 2004 made between the Bank as lender and Beijing Jia Ao as borrower in respect of the BJA Facility;
"BKCH"	北京嘉里中心飯店有限公司 (Beijing Kerry Centre Hotel Co., Ltd.), a sino-foreign equity joint venture enterprise established in Beijing in the PRC, in which KPL and SA have an indirect interest of 71.25% and 23.75%, respectively, and Bei Ao has a direct interest of 5%;
"BKCH Facility"	a 3-year term loan facility of US$23,800,000 (approximately HK$185,640,000) made available by the Bank to BKCH upon the terms and conditions as set out in the BKCH Loan Agreement;
"BKCH Loan Agreement"	the loan agreement entitled "外幣借款合同" dated 14 June 2004 made between the Bank as lender and BKCH as borrower in respect of the BKCH Facility;
"chief executives"	has the meaning ascribed to it in the Listing Rules;
"connected person"	has the meaning ascribed to it in the Listing Rules;
"Facilities"	the BJA Facility and the BKCH Facility;
"Guarantees"	the KPL Guarantees and the SA Guarantees;
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong;
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC;
"KBGH"	Kerry Beijing (Guang Hua) Ltd, a company incorporated in Samoa, which is owned indirectly as to 75% by KPL and 25% by SA;
"KHL"	Kerry Holdings Limited, a company incorporated in Hong Kong with limited liability, is a substantial shareholder of each of KPL and SA;
"KPL"	Kerry Properties Limited, an exempted company incorporated in Bermuda with limited liability and the shares of which are listed on the Main Board of The Stock Exchange of Hong Kong Limited;
"KPL Group"	KPL and its subsidiaries;
"KPL Guarantees"	(a) the guarantee entitled "保證合同" dated 14 June 2004 made between KPL and the Bank whereby KPL as guarantor provides a proportionate several guarantee in favour of the Bank guaranteeing the repayment of 71.25% of the monies (up to US$19,950,000 (approximately HK$155,610,000)) owed by Beijing Jia Ao to the Bank in respect of the BJA Facility under the BJA Loan Agreement, and the related interests and expenses; and

	(b) the guarantee entitled "保證合同" dated 14 June 2004 made between KPL and the Bank whereby KPL as guarantor provides a proportionate several guarantee in favour of the Bank guaranteeing the repayment of 71.25% of the monies (up to US$16,957,500 (approximately HK$132,268,500)) owed by BKCH to the Bank in respect of the BKCH Facility under the BKCH Loan Agreement, and the related interests and expenses;
"KPL Shares"	ordinary share(s) of HK$1.00 each in the share capital of KPL;
"Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;
"Loan Agreements"	the BJA Loan Agreement and the BKCH Loan Agreement;
"PRC"	the People's Republic of China;
"SA"	Shangri-La Asia Limited, an exempted company incorporated in Bermuda with limited liability, the shares of which are primarily listed on the Main Board of The Stock Exchange of Hong Kong Limited with secondary listing on Singapore Exchange Securities Trading Limited;
"SA Group"	SA and its subsidiaries;
"SA Guarantees"	(a) the guarantee entitled "保證合同" dated 14 June 2004 made between SA and the Bank whereby SA as guarantor provides a proportionate several guarantee in favour of the Bank guaranteeing the repayment of 23.75% of the monies (up to US$6,650,000 (approximately HK$51,870,000)) owed by Beijing Jia Ao to the Bank in respect of the BJA Facility under the BJA Loan Agreement, and the related interests and expenses; and
	(b) the guarantee entitled "保證合同" dated 14 June 2004 made between SA and the Bank whereby SA as guarantor provides a proportionate several guarantee in favour of the Bank guaranteeing the repayment of 23.75% of the monies (up to US$5,652,500 (approximately HK$44,089,500)) owed by BKCH to the Bank in respect of the BKCH Facility under the BKCH Loan Agreement, and the related interests and expenses;
"SA Shares"	ordinary share(s) of HK$1.00 each in the share capital of SA;
"SFO"	Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong);
"subsidiary"	has the meaning ascribed to it in section 2(4) of the Companies Ordinance of Hong Kong (Chapter 32 of the Laws of Hong Kong);
"substantial shareholder"	has the meaning ascribed to it in the Listing Rules;

"US$"	United States dollars, the lawful currency of the United States of America; and
"%"	per cent.

By Order of the Board
Kerry Properties Limited
Chow Yin Ping, Anita
Company Secretary

By Order of the Board
Shangri-La Asia Limited
Ko Sau Lai
Company Secretary

Hong Kong, 14 June 2004

In this announcement, certain amounts quoted in United States dollars have been translated into Hong Kong dollars at the reference rate of US$1 = HK$7.8 for information purpose only. Such translation should not be construed as a representation that the relevant amounts have been, could have been, or could be, converted at that or any other rate or at all.

* *for identification purpose only*